Exhibit 3.9(e)

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

HOUSTON REFINING LP

Dated: As of May 10, 2007

TABLE OF CONTENTS

ARTICLE I. FORMATION AND ORGANIZATION		1
1.1.	Formation; Name of Partnership	1
1.2.	Predecessor Entity and Names	1
1.3.	Definitions	3
1.4.	Term	6
1.5.	Principal Office	6
1.6.	Registered Agent and Registered Office	6
1.7.	Purpose of the Partnership	6

ARTICLE II. MANAGEMENT		6
2.1.	Powers of General Partner	6
2.2.	Reimbursement of Costs	6
2.3.	Limitation on the General Partner’s Responsibility	7
2.4.	The Limited Partner Shall Not Act	7
2.5.	Power of Attorney	7
2.6.	Amendments	7
2.7.	Indemnification	7
2.8.	No Liability to the Partnership or to the Limited Partners	8

ARTICLE III OFFICERS AND EMPLOYEES		8
3.1	Partnership Officers	8
3.2	Duties of Officers	9

ARTICLE IV. CAPITAL OF THE PARTNERSHIP		10
4.1.	Prior Capital Contributions	10
4.2.	Capital Contributions	10
4.3.	Partnership Interest	10
4.4	No Further Obligations	10

ARTICLE V. ALLOCATIONS AND DISTRIBUTIONS		10
5.1.	Capital Accounts	10
5.2.	Income Determinations	11
5.3.	Distributions	11
5.4.	Internal Revenue Code Section 704(b) Book Allocations for Tax Purposes	12
5.5	Tax Allocations	13
5.6	Transfers of Interest	15

ARTICLE VI. ACCOUNTING AND TAX MATTERS		15
6.1.	Books of Account	15
6.2.	Tax Treatment	16
6.3.	Tax Returns	16
6.4.	Tax Controversies	17
6.5	Tax Rulings	18

ARTICLE VII. DISSOLUTION, WINDING UP AND TERMINATION		18
7.1.	In General	18
7.2.	Enforcement	18
7.3	Effective Date and Reconstitution	18

i

ARTICLE VIII. MISCELLANEOUS		19
8.1.	Notices and Approvals	19
8.2.	Applicable Law	19
8.3.	Successors and Assigns	19
8.4.	Amendments	19
8.5.	Entire Agreement	19
8.6.	Gender and Number	20
8.7.	Captions	20
8.8.	Counterparts	20

EXHIBIT A

EXHIBIT B

ii

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

HOUSTON REFINING LP

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT of Houston Refining LP is made and entered into as of May 10, 2007, by and between Lyondell Refining I LLC, a Delaware limited liability company, as limited partner, Lyondell Houston Refinery Inc., a Delaware corporation, as limited partner (collectively, “Limited Partners”), and Lyondell Refining Company LLC, a Delaware limited liability company, as the general partner (“General Partner”);

WITNESSETH:

WHEREAS, the General Partner and the Limited Partners (referred to herein jointly as the “Partners”) are parties as successors in interest to the Original Partnership Agreement;

WHEREAS, capitalized terms not otherwise defined shall have the meaning set forth in Section 1.3; and

WHEREAS, following LParent’s acquisition of CParent’s general partnership and limited partnership interests in the Partnership, the Partners desire to amend and restate the Original Partnership Agreement as set forth herein and to change the name of the Partnership from LYONDELL-CITGO Refining LP to Houston Refining LP.

NOW, THEREFORE, in consideration of the premises, and the terms and covenants contained herein, the Partners agree as follows:

ARTICLE I.

FORMATION AND ORGANIZATION

1.1.	Name The name of the limited partnership is “Houston Refining LP” (the “Partnership”). The partnership business may be conducted under such name or any other name or names deemed advisable by the General Partner. The General Partner will comply or cause the Partnership to comply with all applicable laws and other requirements relating to fictitious or assumed names.

1.2.	Predecessor Entity and Names

(A)

Conversion to Partnership and Partners The Partnership converted from LYONDELL-CITGO Refining Company Ltd., a limited liability company formed under the laws of the State of Texas, effective as of December 31, 1998 (the “Conversion Date”), pursuant to Articles of Conversion filed pursuant to the Texas Limited Liability Company Act, and a Certificate of Conversion and a Certificate of Limited Partnership, each filed pursuant to the Delaware Revised Uniform Limited Partnership Act (the “Act”). In connection with such conversion, the Amended and Restated Regulations of LYONDELL-CITGO Refining Company Ltd. dated July 1, 1993 (the “Closing Date”), as amended (the “Regulations”), were superseded by an agreement dated December 31, 1998 (the “Original Partnership

Agreement”). On the Conversion Date, the limited liability company interests in LYONDELL-CITGO Refining Company Ltd. were converted into partnership interests in the Partnership held by (i) Lyondell Refining LP, LLC, a Delaware limited liability company (“Former Lyondell LP”), a Wholly Owned Subsidiary of Lyondell Chemical Company (formerly known as Lyondell Petrochemical Company), a Delaware corporation (“LParent”), (ii) CITGO Refining Investment Company, an Oklahoma corporation (“Former CITGO LP”), a Wholly Owned Subsidiary of CITGO Petroleum Corporation, a Delaware corporation (“CParent”), (iii) Lyondell Refining Company, then a Delaware corporation (“Lyondell GP”), a Wholly Owned Subsidiary of LParent, and (iv) CITGO Gulf Coast Refining, Inc., a Delaware corporation (“Former CITGO GP”), a Wholly Owned Subsidiary of CParent.

Upon the Conversion Date, the percentage ownership of the Partnership was as follows:

Lyondell GP	10.10%
Former CITGO GP	1.00%
Former Lyondell LP	48.65%
Former CITGO LP	40.25%

(B)	First Amendment to Original Partnership Agreement On December 31, 2002, Former Lyondell LP sold its 48.65% limited partner interest in the Partnership to Lyondell Refining Partners LP (“LRP LP”), a Delaware limited partnership, and was admitted as a substitute Limited Partner to the Partnership. On December 30, 2005, Lyondell GP converted from a Delaware corporation to a Delaware limited partnership known as Lyondell Refining Company LP. On December 31, 2005, Lyondell GP sold a 9.1% limited partner interest in the Partnership to LRP LP. The partners entered into a first amendment to the Original Partnership Agreement on January 24, 2006 to reflect the revised ownership interests.

(C)	Second Amendment to the Original Partnership Agreement On August 16, 2006, effective as of July 31, 2006, the second amendment to the Original Partnership Agreement was entered into by and among Former CITGO LP, Former CITGO GP, LRP LP and Lyondell Refining Company LP to provide that any amendments or modifications to the Original Partnership Agreement only required the approval of each of Former CITGO LP, Former CITGO GP, LRP LP and Lyondell Refining Company LP.

(D)

Third Amendment to Original Partnership Agreement On August 16, 2006, Former CITGO LP, Former CITGO GP, Lyondell Houston Refinery A Inc., Lyondell Houston Refinery Inc., LRP LP and Lyondell Refining Company LP entered into a Partnership Interest Transfer Agreement pursuant to which (1) Former CITGO LP sold and transferred all of its rights, powers, privileges and interests in the Partnership (save and except the rights reserved by Former CITGO LP, under Section 2.7 of the Sale and Purchase Agreement (the “SPA”), executed on August 16, 2006, effective as of July 31, 2006 by and between CParent and LParent) to Lyondell Houston Refinery Inc. and (2) Former CITGO GP sold and transferred all of its rights, powers, privileges and interests in the Partnership (save and except the rights reserved by Former CITGO GP under Section 2.7 of the SPA) to Lyondell Houston Refinery A Inc. Both Lyondell Houston Refinery Inc. and Lyondell Houston Refinery A Inc. were admitted to the Partnership as Limited Partners pursuant to the third amendment to the Original Partnership Agreement. Effective with these transfers, the percentage ownership and Partnership Interests of the Partnership are stated on Exhibit A to this Agreement.

1.3	Definitions The following terms as used herein, unless the context specifically requires otherwise, shall have the following respective meanings:

“Act” shall mean the Delaware Revised Uniform Limited Partnership Act, as amended and in effect from time to time.

“Agreement” shall mean this instrument, as amended pursuant to Section 2.6. All references to Sections are herein made, unless noted otherwise, to Sections of this Agreement.

“Asset Value” With respect to any asset, the asset’s adjusted basis for federal income tax purposes, except that the Asset Value of any asset contributed by a Partner to the Partnership or acquired with funds contributed by a Partner shall be the fair market value of such asset on the date of contribution or on any date on which the asset is revalued pursuant to Treasury Regulations § 1.704 – 1(b)(2)(iv)(f).

“Blended Rate” For any Calendar Quarter or portion thereof, a fraction (i) the numerator of which is equal to the aggregate federal income tax depreciation, amortization or other cost recovery deductions for such period with respect to all assets and (ii) the denominator of which is equal to the aggregate adjusted tax basis of the assets on the date such assets were contributed to the Partnership.

“Calendar Quarter” shall mean in each year, each calendar quarter.

“Capital Account” is defined in Section 5.1.

“Capital Contribution” is defined in Section 4.2.

“Code” shall refer to the Internal Revenue Code of 1986, as amended and in effect from time to time and any successor thereto.

“Contribution Agreement” The agreement dated July 1, 1993 between the Company and LParent pursuant to which the refinery business and certain other assets and working capital were contributed to the Company by LParent on behalf of Lyondell Refining Company n/k/a Lyondell Refining Company LP, or Lyondell GP.

“Conversion Date” is defined in Section 1.2.

“CParent” shall refer to CITGO Petroleum Corporation, a Delaware corporation. See Section 1.2.

“Depreciation” shall mean for each Calendar Quarter or portion thereof, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such period. Notwithstanding the preceding sentence, if the Asset Value of an asset differs from its adjusted tax basis on the date such asset is contributed or, if applicable, on the date of any adjustment to Capital Accounts, Depreciation for any period shall be an amount which bears the same ratio to such Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such period bears to such adjusted tax basis, except that in the case of any asset that has a zero adjusted tax basis on either the date of its contribution to the Partnership, Depreciation for any period shall be an amount equal to the product of (i) the Asset Value of such asset on the date of contribution, or, if applicable, the date of the most recent adjustment to Capital Accounts and (ii) the Blended Rate.

“Former Lyondell LP” shall refer to Lyondell Refining LP, LLC, a Delaware limited liability company, a former Limited Partner that is an affiliate of LParent.

“General Partner” shall refer to each Person who executes this Agreement and who is hereby admitted to the Partnership as a general partner (including any successors) of the Partnership, unless such General Partner ceases to be a General Partner hereunder or sells, transfers, forfeits or otherwise disposes of its interest and is replaced by a substitute General Partner in accordance with this Agreement and the Act, and each Person that becomes a substitute General Partner, if any, of the Partnership as provided herein, in such Person’s capacity as a general partner of the Partnership.

“Limited Partner” shall refer to each Person who executes this Agreement and who is hereby admitted to the Partnership as a limited partner (including any successors) of the Partnership, unless such Limited Partner ceases to be a Limited Partner hereunder or sells, transfers, forfeits or otherwise disposes of its interest and is replaced by a substitute Limited Partner in accordance with this Agreement and the Act, and each Person that becomes a substitute Limited Partner, if any, of the Partnership as provided herein, in such Person’s capacity as a limited partner of the Partnership.

“LParent” shall refer to Lyondell Chemical Company, a Delaware corporation, formerly known as Lyondell Petrochemical Company.

“Lyondell GP” shall refer to Lyondell Refining Company, a Delaware corporation (and its successors), the General Partner that is an affiliate of LParent. See Sections 1.2 (A) and 1.2(B).

“Lyondell Partners” shall refer to Lyondell GP and Lyondell LP.

“Original Partnership Agreement” is defined in Section 1.2.

“Partners” shall refer to the General Partner and the Limited Partners on the date of this Agreement until such Person ceases to be a Partner of the Partnership.

“Partnership” is defined in Section 1.1.

“Partnership Interest” is defined in Section 4.3.

“Partnership Office” is defined in Section 1.4.

“Person” shall mean any natural person or any corporation, limited liability company, partnership, group, joint venture, trust or other entity.

“Profits and/or Losses” For each Calendar Quarterly period or other period, an amount equal to the Partnership’s taxable income or loss for such year or period, determined for federal income tax purposes in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in Profits or Losses), with the following adjustments:

(i) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such Profits or subtracted from such Losses;

(ii) any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition, shall be subtracted from such Profits or added to such Losses;

(iii) gain or loss resulting from any disposition of an asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value adjusted to reflect Depreciation; and

(iv) in lieu of the depreciation, amortization, and other cost recovery deductions otherwise required to be taken into account in computing such Profits or Losses, there shall be taken into account Depreciation.

“Regulations” is defined in Section 1.2.

“SPA” is defined in Section 1.2.

“TMP” The “tax matters partner” as defined in Section 6231(a)(7) of the Code. See Section 6.3.(A).

“Treasury Regulations” The income tax regulations promulgated by the Department of Treasury, as amended from time to time. Treasury Regulations include final and temporary regulations.

“Wholly Owned Subsidiary” shall mean, as to any Person, a subsidiary of such Person all of the equity interests of which are owned, directly or indirectly, by such Person.

“Winding Up” shall mean the period following a dissolution of the Partnership when it is not reconstituted.

Other capitalized terms used in this Agreement shall have the meanings indicated.

1.4	Term This Agreement shall be effective and the Partnership shall commence as of the effective date of the Original Partnership Agreement, and shall continue until the termination of the Partnership in accordance with the provisions of Article VII.

1.5	Principal Office The principal office of the Partnership (the “Partnership Office”), where the books and records of the Partnership shall be kept, shall be 1221 McKinney St., Houston Texas, 77010, or such other location or locations as the General Partner may determine.

1.6	Registered Agent and Registered Office The address of the registered agent and the address of the registered office of the Partnership in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

1.7	Purpose of the Partnership The purpose of the Partnership shall be to do any or all things that may lawfully be done by a limited partnership pursuant to the Act. The Partnership shall have any and all powers necessary or desirable to carry out the purpose and business of the Partnership to the extent the same may be legally exercised by limited partnerships under the Act. The Partnership shall carry out the foregoing activities pursuant to the Certificate of Limited Partnership and this Agreement.

ARTICLE II

MANAGEMENT

2.1	Powers of General Partner

2.1.1 In General Subject only to any provision of this Agreement conferring a right of consent, approval or joinder on the Limited Partners or all Partners, the General Partner shall have the full, exclusive and complete discretion to manage and control, and shall make all decisions affecting the business of the Partnership and shall have all the powers of the Partnership, and subject to the following sentence, the General Partner, shall have all of the rights, powers and duties of a general partner of a partnership with limited partners. All actions taken by the General Partner in the course of the Partnership’s business shall, if approved or taken by the General Partner, be binding on the Partnership and all Partners. Unless otherwise stated herein, in the Partnership’s Certificate of Limited Partnership, in the Partnership’s Standing Resolution or in approval processes of the Partnership or LParent, the President and the Vice President and Controller of the General Partner (or, an officer of its general partner if the General Partner has no officers) shall be severally authorized to execute a written consent or approval on behalf of the Partnership.

2.2	Reimbursement of Costs The Partnership may be required to reimburse the General Partner for all reasonable costs and expenses incurred directly by the General Partner (other than overhead costs) on behalf of the Partnership when and as such costs are incurred. These expenses may include, but are not limited to, direct third party costs incurred in the administration of the Partnership.

2.3	Limitation on the General Partner’s Responsibility The General Partner’s obligations to perform the functions enumerated herein and such other obligations as may arise by operation of law shall be performable only to the extent that the Partnership has funds available therefor, and the General Partner shall not be personally liable to furnish involuntarily its own funds for any such purpose. The General Partner shall be obligated to act in good faith, and so long as it acts in good faith and is not grossly negligent, it shall have no liability or obligation to the Limited Partners or the Partnership for any decision, act or omission, whether or not such decision, act or omission may have been reasonably prudent, may have been a negligent act or omission or may have been in good or bad business judgment.

2.4	The Limited Partners Shall Not Act No Limited Partner shall perform any act on behalf of the Partnership, incur any expense, obligation or indebtedness of any nature on behalf of the Partnership, or in any manner participate in the management of the Partnership, except as specifically contemplated hereunder.

2.5	Power of Attorney By the execution of this Agreement, the Limited Partners do irrevocably constitute and appoint the General Partner as their true and lawful attorney-in-fact and agents with full power and authority to act in its name, place and stead in the execution, acknowledgment, delivering, filing and recording of all certificates and documents that the General Partner deems necessary or reasonably appropriate for the following specific purposes:

(i) to qualify or continue the Partnership to do business as a partnership in the states and other jurisdictions in which the General Partner determines that the Partnership is required to, or should, qualify;

(ii) to reflect the dissolution and termination of the Partnership after the same has been dissolved and terminated in accordance herewith.

The power of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable and shall to the extent permitted by law survive the dissolution and liquidation of the Limited Partnership, and shall be binding on any assignee or vendee of a Partnership Interest hereunder, or any portion thereof, including any of the distributive rights relating thereto.

2.6	Amendments This Agreement may be amended from time to time by the General Partner without the consent of any of the other Partners except that the consent of all Partners shall be required (1) to amend the Agreement to permit the General Partner to expel a Partner or to reduce or eliminate the Capital Account or Partnership Interest of a Partner or to alter the rights of a Partner to receive distributions in accordance with its Capital Account or Partnership Interest or (2) to amend the Agreement in such a manner as to cause the Partnership to be classified as an association for federal income tax purposes.

2.7	Indemnification

2.7.1

General To the fullest extent permitted by applicable law, and except for loss or damage incurred by a Partner by reason of its gross negligence, willful misconduct or bad faith, the Partnership shall indemnify, defend and save harmless a Partner from, and reimburse a Partner for, all judgments, penalties, including excise and similar taxes, fines, settlements and reasonable expenses, including attorneys’ fees, if such Partner was, is or is threatened to be a named defendant or respondent in a proceeding because the Partner is or was a General Partner. The foregoing indemnification rights are in addition to any rights a Partner may have under any agreement pursuant to Section 2.7.2 or against third parties, and shall, without limitation, be deemed to authorize advance payment of expenses.

2.7.2	By Agreement The Partnership may indemnify Partners and their officers, employees of the Partnership, or duly appointed officers of the Partnership to the fullest extent permitted by applicable law pursuant to a written agreement approved by the General Partner.

2.8	No Liability to the Partnership or to the Limited Partners The General Partner shall not be personally liable to the Partnership or to the Limited Partners for monetary damages for breach of fiduciary duty as a General Partner, except for liability for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for a distribution, redemption or purchase of or with respect to interests in the Partnership in violation of Delaware law as a result of the willful or grossly negligent act or omission of a General Partner. If the laws of the State of Delaware are amended after the date of this Agreement to authorize action further eliminating or limiting the personal liability of the General Partner, then the liability of the General Partner of the Partnership, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended laws of the State of Delaware. Any repeal or modification of this Section 2.8 shall be prospective only, and shall not adversely affect any limitation on the personal liability of the General Partner of the Partnership existing at the time of such repeal or modification or thereafter arising as a result of acts or omissions prior to the time of such repeal or modification.

ARTICLE III

OFFICERS AND EMPLOYEES

3.1	Partnership Officers

3.1.1	The General Partner may select natural persons who are (or upon becoming an officer will be) agents or employees of the Partnership to be designated as officers of the Partnership, with such titles as the General Partner shall determine. Such designation shall be authorized by an officer of the General Partner (or, an officer of its general partner if the General Partner has no officers).

3.1.2	The executive officers of the Partnership shall consist of a Chief Executive Officer (“CEO”), and others as determined from time to time by the General Partner (collectively, the “Executive Officers”).

3.1.3	The General Partner shall also appoint a Secretary and may appoint such other officers and assistant officers and agents as may be deemed necessary or desirable and such persons shall perform such duties in the management of the Partnership as may be provided in this Agreement or as may be determined by the General Partner.

3.1.4	The General Partner may leave unfulfilled any offices except those of CEO and Secretary. Two or more offices may be held by the same person except that the same person may not hold the offices of CEO and Secretary.

3.2	Duties of Officers

3.2.1	Officers. — The officers of the Partnership shall be a CEO, one or more Vice Presidents, a Treasurer, and a Secretary, and such Assistant Officers as the General Partner may deem proper. Each officer elected shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person, except that the CEO shall not also be the Secretary.

3.2.2	Other Officers and Agents. — The General Partner may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the General Partner.

3.2.3	CEO — The CEO shall be the chief executive officer of the Partnership and shall have the general powers and duties of supervision and management and execution usually vested in the office of CEO of a Partnership. He shall have general supervision, direction and control of the business of the Partnership and shall perform such other duties as from time to time may be specified by the General Partner.

3.2.4	Vice President — Each Vice President shall have the general powers and duties of supervision and management and execution as specified by the Chief Executive Officer or the General Partner.

3.2.5	Treasurer — The Treasurer shall have the care and custody of the funds and securities of the Partnership and shall have such powers and perform such duties as are incident to the office of Treasurer, or as may from time to time be specified by the General Partner or the CEO.

3.2.6	Secretary — The Secretary shall attend all meetings of the General Partner and shall have the minute books of the Partnership and shall have such powers and perform such duties as are incident to the office of the Secretary or as may from time to time be specified by the General Partner. The Secretary shall be subject to the control of the General Partner.

3.2.7	Assistant Officers — Unless otherwise provided in this Agreement, any Vice President, any Assistant Secretary and any Assistant Treasurer, if any, shall, in the order of their respective seniorities, in the absence or disability of the CEO, Secretary or Treasurer, respectively, perform the duties of such officer and shall generally assist the CEO, Secretary or Treasurer, respectively.

3.2.8	Resignations — Any officer may resign at any time upon written notice to the Partnership. Such resignation shall take effect at the time specified therein, or if no time specified, at the time of its receipt by the CEO, the Secretary or the General Partner.

3.2.9	Vacancies — A vacancy in any office arising from any cause may be filled by the General Partner.

3.2.10	Removal — The General Partner may remove any officer with or without cause at any time.

ARTICLE IV

CAPITAL OF THE PARTNERSHIP

4.1.	Prior Capital Contributions Upon the initial formation of the Company as a Texas limited partnership on July 31, 1993, LParent on behalf of Lyondell GP and CParent on behalf of Former CITGO LP, contributed certain Assets to and the Company assumed certain liabilities and obligations, as provided for in the Regulations and the Contribution Agreement. From time to time prior to the Conversion Date, Lyondell GP and Former CITGO LP, as the two members of the Company, made Capital Contributions and loans to the Company as provided for in the Regulations. Capital Contributions and proceeds of loans made prior to the Conversion Date that were of a specific character or designated for a specific purpose and retained such character or designation were subject to the restrictions applicable thereto set forth in the Regulations. Agreed values of property contributed by the Partners up to the Conversion Date are contained on Exhibit B.

4.2.	Capital Contributions Except as expressly provided in Section 7.1(B)(6), the Partners (i) shall have no obligation to contribute any capital to the Partnership for any purpose and (ii) shall not be entitled to contribute any capital to the Partnership.

4.3	Partnership Interest Each Partner’s rights to a share of the capital and profits of the Partnership, as represented by the Partner’s Capital Account, and other rights herein. Each Partner’s Partnership Interest shall be expressed as a percentage as set forth in Exhibit A, attached hereto.

4.4	No Further Obligations Except as expressly provided for in or contemplated by this Article IV, no Partner shall have any obligation to provide funds to the Partnership, whether by contributions to capital, loans, return of monies received pursuant to the terms of this Agreement or otherwise.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1.	Capital Accounts A separate capital account (each a “Capital Account”) is maintained for each Partner. Each Partner’s (including its successors in interest) Capital Account is credited and debited in accordance with the following provisions since the formation of the Company:

(A)	To each Partner’s Capital Account there shall be credited such Partner’s capital contributions, such Partner’s distributive share of Profits as determined under Section 5.4(A), and the amount of any Partnership liabilities secured by any Partnership properties distributed to such Partner such that the Partner is considered to assume or take subject to such liabilities under Section 752 of the Code;

(B)	To each Partner’s Capital Account there shall be debited the amount of cash and the fair market value of any Partnership properties distributed to such Partner pursuant to any provision of this Agreement and such Partner’s distributive share of Losses as determined under Section 5.4 (A);

(C)	[intentionally omitted], and

(D)	Any payment made by LParent or the Lyondell Partners to the Partnership pursuant to LParent’s obligations to the Partnership under the Contribution Agreement or any related agreement shall be considered a Capital Contribution; provided, however, the increase to Lyondell Partners’ Capital Accounts as a result of any such Capital Contribution shall occur simultaneously with the corresponding reduction in Lyondell Partners’ Capital Accounts due to the reduction in Asset Value of the Assets because of the receipt by the Partnership of any such payment.

5.2.	Income Determinations Profits and Losses shall be allocated as of the close of business on the last day of each Calendar Quarter.

5.3.	Distributions

(A)	Subject to Section 17-607 of the Act and other applicable law, distributions may be made to Partners pro rata at any time as authorized by any Officer or the Assistant Treasurer, Finance of the Partnership or any authorized designee of such Officer or Assistant Treasurer, Finance.

(B)	Hurricane Rita Distributions Consistent with Section 2.7 of the SPA and the rights retained by the Former CITGO LP and Former CITGO GP in the Partnership, the Partnership shall distribute to Former CITGO LP and Former CITGO GP by payment directly to CParent 41.25% of all payments made by the Partnership’s insurers relating to insurance claims for property and subsequent business interruption sustained by the Partnership as a result of Hurricane Rita and related fluid catalytic cracking unit start up issues. All such distributions shall be paid within five business days after receipt of such insurance proceeds by the Partnership.

5.4.	Internal Revenue Code Section 704(b) Book Allocations for Tax Purposes

(A)	General For each Calendar Quarter or portion thereof, except as provided in this Section 5.4., each item comprising Profits or Losses shall be allocated to the Partners in proportion to their Partnership Interests.

(B)	Internal Revenue Code Section 704(b) Book Depreciation For each Calendar Quarter or portion thereof, Depreciation shall be allocated to the Partners in proportion to their Partnership Interests.

(C)	Partnership Minimum Gain Chargeback Notwithstanding any other provision of Section 5., if there is a net decrease in “partnership minimum gain” (as defined in Treasury Regulation §1.704-2(b)(2)) during any Partnership taxable year, each Partner shall be specifically allocated, before any other allocation is made, items of income and gain for such year (and, if necessary, subsequent years) equal to such Partner’s share of the net decrease in minimum gain (determined in accordance with Treasury Regulation §1.704-2(g)). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to Partners. This provision shall be applied so that it will constitute a “minimum gain chargeback” within the meaning of Treasury Regulation §1.704-2(f).

(D)	Partner Minimum Gain Chargeback Notwithstanding any provision of Section 5. except Section 5.4(C), if there is a net decrease in “partner nonrecourse debt minimum gain” (as defined in Treasury Regulation §1.704-2(i)(2)) during any Partnership taxable year, each Partner with a share of that partnership nonrecourse debt minimum gain (determined under Treasury Regulation §1.704-2(i)(5)) as of the beginning of the year shall be specifically allocated, before any other allocation is made, items of income and gain for such year (and if necessary, subsequent years) equal to that Partner’s share of the net decrease in partner nonrecourse debt minimum gain. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to Partners. This provision shall be applied so that it will constitute a “chargeback of Partner nonrecourse debt minimum gain” as prescribed by Treasury Regulation §1.704-2(i)(4).

(E)	Distribution of Property to Partners In the event that any property (other than cash) is distributed by the Partnership to a Partner, gain or loss will be allocated to the Partners as if there were a taxable disposition of such property on the date of distribution.

(F)	Indemnity Payment Expenditure All deductions attributable to the expenditure of all amounts described in Section 5.1.(D) shall be allocated to LRP LP.

(G)	Qualified Income Offset Notwithstanding any other provisions of Section 5.4. or 5.5., if a Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (5) or (6) which would create a deficit balance in its Capital Account (and reduced by the amount described in Treasury Regulation §1.704-1(b)(2)(ii)(d)) such Partner(s) will be allocated gross income and gain in an amount and manner sufficient to eliminate such deficit as quickly as possible. Allocations under this Section 5.4.(G) shall be comprised of a pro rata share of each item of Partnership income and gain for the period. This provision shall be applied so that it will constitute a “qualified income offset” within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(d).

(H)	Curative Allocations If items of income, gain, loss or deduction are allocated under Section 5.4.(G), to the extent possible the allocation of any remaining items of income, gain, loss or deduction pursuant to Section 5.4. shall be allocated such that the net amount allocated to each Partner will be the same amount that would have been allocated if no items of income gain, loss or deduction had been allocated under Section 5.4.(G).

(I)	Gain or Loss in Liquidation To the extent the Partners’ Capital Account balances are not in the Proper Ratio, gain or loss on the sale or distribution of assets under Section 7.1. shall be allocated, to the maximum extent possible, so as to cause the Partners’ Capital Account balances to be in the Proper Ratio.

(J)	Consistent with Section 2.7 of the SPA, for any taxable year during which a distribution is made to Former CITGO LP or Former CITGO GP pursuant to Section 5.3(B), an equal amount of taxable income shall be specially allocated to such retired and withdrawn Partners, including characterization to the extent available under Treasury Regulation § 1.199-3(i)(1)(iii).

5.5.	Tax Allocations

(A)	General Except as otherwise provided in this Section 5.5., for income tax purposes, each item of income, gain, deduction, loss and credit shall be allocated among the Partners in the same manner as the corresponding items are otherwise allocated under Section 5.4.

(B)	704(c) Depreciation Allocations For income tax purposes, pursuant to Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, depreciation, cost recovery and amortization deductions shall be allocated to the Partners as set forth in this Section 5.5.(B) in order to take into account any difference between (x) the Asset Value of the assets on the date the assets are contributed to the Partnership or on any date on which the Capital Accounts are adjusted pursuant to Treasury Regulation § 1.704 – 1(b)(2)(iv)(f) and (y) the Partnership’s adjusted tax basis in the assets on each such date. The foregoing allocation shall be implemented through the following provisions:

(1)	If a Partner contributes property to the Partnership, all depreciation, cost recovery or amortization deductions attributable to the property shall be allocated to the Partner contributing the property;

(2)	Subject to Section 5.5.(B)(6) below, if a Partner contributes cash (including the amounts described in Section 5.1.(D)) which is used or deemed to be used to acquire property, all depreciation, cost recovery or amortization deductions attributable to the property acquired with the Partner’s contribution shall be allocated to the Partner contributing the cash;

(3)	All depreciation, cost recovery or amortization deductions attributable to the expenditure of any funds paid by LParent or a Lyondell Partner to the Partnership pursuant to LParent’s indemnity obligation to the Partnership under the Contribution Agreement or any related agreement shall be allocated to Former Lyondell LP or its successor in interest;

(4)	Subject to Section 5.5.(B)(5) and Section 5.5.(B)(6), all depreciation, cost recovery or amortization deductions attributable to property acquired with funds loaned to the Partnership by a third party shall be allocated to the Partners in accordance with their Partnership Interests;

(5)	Subject to Section 5.5.(B)(6), all depreciation, cost recovery or amortization deductions attributable to funds loaned to the Partnership by a Partner prior to January 1, 2005, shall be allocated to the Partner loaning such funds; and

(6)	If a Partner contributes cash to the Partnership which is used to repay a debt of the Partnership, any remaining deductions for depreciation, cost recovery or amortization attributable to the property acquired with the borrowed funds specially allocated under Section 5.5(b)(5) shall be allocated to the Partner contributing the funds used to repay the debt. If the Partnership borrows funds from a third party which are used to repay a debt of the Partnership from a Partner, any remaining deductions from depreciation, cost recovery or amortization attributable to the property acquired with the funds so borrowed from a Partner shall be allocated to the Partners in accordance with their Partnership Interests.

(C)	704(c) Gain or Loss Allocations Solely for income tax purposes, gain or loss resulting from any sale, exchange or disposition of an asset shall be allocated among the Partners, in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, so as to take into account any difference between (i) the Asset Value of such asset, adjusted to reflect Depreciation and (ii) the Partnership’s adjusted tax basis in such asset.

(D)	Recapture Solely for income tax purposes, in the event that a portion of the taxable gain recognized on the sale, exchange or other disposition of a Partnership asset is characterized as ordinary income under the recapture provisions of the Code, each Partner’s distributive share of taxable gain from the sale of Partnership assets (to the extent possible) shall include a proportionate share of the recapture income equal to that Partner’s share of prior depreciation deductions with respect to the assets that gave rise to the recapture income.

(E)	Imputed Interest Income To the extent the Partnership recognizes imputed interest income in connection with any transaction involving a Partner, such interest income shall, for tax purposes, be allocated to the Partner who is a party to the transaction which generated the imputed interest income.

(F)	Production Expenditures All “production expenditures”, as defined for purposes of Section 263A of the Code, which result from any construction that is financed with funds contributed by a Partner prior to January 1, 2006, shall be allocated to the Partner which contributed such funds.

(G)	Payments To the extent that the Partnership recognizes income or gain as a result of any payment (other than any interest payments) made by LParent or Former Lyondell LP to the Partnership pursuant to LParent’s obligations to the Partnership under any contribution agreement or any related agreement, such income or gain shall be allocated to Former Lyondell LP or it successor in interest.

5.6.	Transfers of Interest Unless otherwise agreed, each item of income, gain, loss, deduction and credit allocable to any Partnership Interest transferred during a Calendar Quarter shall be allocated between the transferor and transferee in proportion to the number of days during the Calendar Quarter for which each was the owner of the Partnership Interest, without regard to the results of Partnership operations during the portions of the Calendar Quarter the transferor and transferee owned the Partnership Interest. Notwithstanding the foregoing, the Partners have agreed to other provisions in Section 5.4(b) of the SPA for the 2006 taxable year.

ARTICLE VI

6.1	Books of Account The Partnership will maintain at its principal office proper books of account on the accrual method of accounting in accordance with GAAP. The Partnership shall also maintain proper books of account necessary to enable the Partnership to file all required tax returns and reports and to make all determinations required under this Agreement.

6.2	Tax Treatment

(A)	[Intentionally omitted].

(B)	The Partnership will be taxed as a partnership and no Partner will elect to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or any similar provision of any applicable state law.

(C)	The Partnership will use the LIFO method of accounting for inventory unless the General Partner determines otherwise.

(D)	The Partnership will file an election under Section 754 of the Code to cause the tax basis of Partnership property to be adjusted for federal income tax purposes as provided in Sections 734, 743 and 754 of the Code.

(E)	The Partnership has filed an election to be subject to the TEFRA unified audit procedures.

6.3.	Tax Returns

(A)	Lyondell GP shall be the Tax Matters Partner as defined in Section 6231(a)(7) of the Code (“TMP”) for all taxable years of the Partnership In the event of any change of TMP, the General Partner serving as TMP for a given taxable year shall (unless such General Partner ceases to be a General Partner) continue as TMP with respect to all matters concerning that year. The TMP shall use its best efforts to cause the Partnership to file all tax returns and reports by the due date thereof (after taking into account any extensions thereof). At least twelve (12) weeks prior to the filing of the Partnership’s U.S. Partnership Return of Income, a draft of such return shall be circulated to the other Partners for their review. The TMP shall circulate to the other Partners a draft of any state income tax return promptly after it is available, and, in any event, at least four (4) weeks prior to the filing of any such return. Prior to the filing of any other federal, state or local tax return, the TMP shall cause a draft of such tax return to be circulated to the other Partners for their review promptly after it is available. The TMP shall also comply with Section 5.4 of the SPA. Former CITGO LP and Former CITGO GP shall only be entitled to draft and final federal Form K-1s for tax years after the taxable year including July 31, 2006.

(B)

If a Partner objects to the tax treatment of an item on any income tax return, such Partner shall promptly inform the TMP of its objection and the grounds upon which the objection is based and shall in any event use its best efforts to inform the TMP of such objection and the grounds upon which such objection is based at least two (2)

weeks (eight (8) weeks as to any U.S. Partnership Return of Income) prior to the date on which the tax return is required to be filed. However, if the TMP, after due consideration of a Partner’s objection, is of the view that the tax treatment of the item in question on the return as originally submitted is reasonable, then the TMP shall cause the Partnership to file the return reporting the item in question in the manner originally submitted. A Partner may treat the item in question (but no other item) in a manner different from that reported on the return and file a statement of inconsistent treatment with its tax return. If any Partner files a statement of inconsistent treatment of a Partnership item, the Partner filing the statement shall use its best efforts to inform the Partnership at least two (2) weeks prior to filing the statement.

6.4.

Tax Controversies The Partners shall comply with the responsibilities outlined in this Section 6.4. and in Sections 6222 through 6231 and 6050K of the Code (including any Treasury Regulations promulgated thereunder) and in doing so shall incur no liability to any other Partner. The TMP shall not agree to any extension of the statute of limitations for making assessments of tax on behalf of any other Partner without first obtaining the written consent of such other Partner. The TMP shall not bind any other Partner to a settlement agreement in respect of taxes without obtaining the written consent of such other Partner. If a notice or assessment for any tax (Federal or State) is agreed to by the TMP, the TMP shall notify each other Partner of such agreement within 30 days from the date such notice or assessment is agreed to. Any Partner who enters into a settlement agreement with the Secretary of the Treasury with respect to any “partnership items”, as defined by Section 6231(a)(3) of the Code, shall notify each other Partner of such settlement agreement and its terms within ninety (90) days from the date of settlement. No Partner shall file a request pursuant to Section 6227 of the Code for an administrative adjustment of Partnership items for any Partnership taxable year without first notifying each other Partner. If each of the other Partners agrees with a requested adjustment, the TMP shall file the request for administrative adjustment on behalf of the Partnership. If any other Partner does not agree with the requested adjustment within thirty (30) days from such notice, or, if shorter, within the period required to timely file the request for administrative adjustment, then the requesting Partner may file a request for administrative adjustment on its own behalf. The TMP shall not, in its capacity as TMP, file a petition under Code Sections 6226, 6228 or any other Code Sections with respect to any Partnership item, or other tax matters involving the Partnership, without the consent of each Partner. A Partner intending to file a petition under Section 6226, 6228 or any other Code Sections with respect to any Partnership item, or other tax matters involving the Partnership, will notify each of the other Partners of that intention and the nature of the contemplated proceeding. If any Partner intends to seek review of any court decision rendered as a result of a proceeding instituted under the preceding part of this Section 6.4., that Partner will notify the other Partners of that intended action. The provisions of this Section 6.4. will survive the termination of the Partnership and the transfer of any Partner’s Interest and will remain binding on the Partners for a period of time necessary to resolve any and all matters regarding the federal and, if applicable, state income taxation of the Partnership. The Partnership shall retain its records with respect to each fiscal year until the expiration of ninety (90) days after the period within which additional federal or state income tax may be assessed for such year.

6.5	Tax Rulings No Person other than the TMP shall request an administrative ruling (or similar administrative procedures) from any taxing authority with respect to any tax issue relating to the Partnership or affecting the taxation of any other Partner. The TMP shall not request such a ruling (or similar procedure) without the consent of each General Partner.

ARTICLE VII

7.1.	In General

(A)	Upon a dissolution, absent a reconstitution and continuation of the Partnership under Section 7.3, the Partnership shall commence to wind up its affairs and the Partners shall file appropriate documents of dissolution and proceed to effect the liquidation of the Partnership pursuant to the procedures set forth in this Section 7.1

(B)	Upon dissolution of the Partnership, the following shall occur unless the Partners agree otherwise:

(1)	The Partnership’s assets shall be collected and sold;

(2)	Gain or loss with respect to the Partnership’s sale or distribution of assets shall be allocated to the Partners’ Capital Accounts as provided in Section 5.4;

(3)	Any liabilities owed shall be paid in full;

(4)	Appropriate reserves for contingencies shall be established;

(5)	Any outstanding loans that have been made to the Partnership by any Partner shall be repaid in full;

(6)	Any Partner that then has a deficit in its Capital Account shall contribute cash in the amount necessary to eliminate such deficit. Such contributions shall be made within 90 days after the date in which all undistributed assets of the Partnership have been converted to cash.

(7)	Any remaining cash or non-cash assets that cannot be sold for cash shall be distributed to the Partners in accordance with their positive Capital Account balances.

7.2	Enforcement Only the General Partner shall have the ability to enforce the provisions of this Article VII.

7.3	Effective Date and Reconstitution Dissolution shall be effective on the day the event occurs giving rise to the dissolution, but the Partnership shall not terminate until all of its affairs have been wound up and all Partnership assets have been distributed. In the event the Partnership is dissolved for any reason, the General Partner shall furnish written notice of the dissolution promptly to all Partners. Upon the occurrence of an event of dissolution described in Section 7.1, the Partnership shall not be reconstituted except with the consent of Partners holding a majority of the Partnership Interests and Capital Account balances remaining.

ARTICLE VIII

MISCELLANEOUS

8.1	Notices and Approvals All notices, requests, statements, offers, acceptances or other matters required or permitted to be given or furnished hereunder to any Partner shall be deemed sufficiently given or furnished if in writing and personally delivered to such Partner, or deposited in the United States mail or delivered by e-mail, facsimile transmission, or other similar means of electronic communication, in a sealed envelope, certified mail with return receipt requested, with postage prepaid, addressed to such Partner at the address of such partner as provided on Exhibit A or at such other address as such Partner shall have previously designated by the giving of 15 days’ written notice to the Partner giving such notice, request, statement, offer, acceptance or other writing. For purposes of this Agreement, the date of the giving of notice shall be the date of delivery, if personally delivered, or two business days after the date deposited in the mail or otherwise dispatched for delivery. Any approval or consent required by a General Partner shall be deemed given if given by an authorized officer of such General Partner.

8.2	Applicable Law THIS AGREEMENT IS ENTERED INTO AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF DELAWARE. This Agreement shall be subject to all valid applicable laws and official orders, rules and regulations, and, in the event this Agreement or any portion thereof is, or the operations contemplated hereby are, found to be inconsistent with or contrary to any such laws or official orders, rules and regulations, the latter shall be deemed to control, and this Agreement shall be regarded as modified accordingly, and, as so modified, shall continue in full force and effect; provided, however, that nothing herein contained shall be construed as a waiver of any right to question or contest any such law, order, rule or regulation in any forum having jurisdiction.

8.3	Successors and Assigns This Agreement shall be binding upon the Partners, their heirs, executors, administrators, legal representatives, successors and assigns, any or all of whom shall execute and deliver all necessary documents required to carry out the terms of this Agreement.

8.4	Amendments This Agreement may be amended from time to time in accordance with Section 2.6.

8.5	Entire Agreement This Agreement embodies the entire agreement and understanding among the Partners, relating to the subject matter hereof, and shall supersede all their prior agreements and understandings relating to such subject matter.

8.6	Gender and Number Whenever required by the context, as used in this Agreement, the singular number shall include the plural and the neuter shall include the masculine or feminine gender, and vice versa.

8.7	Captions The Article and Section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any Article or Section.

8.8	Counterparts This Agreement may be executed in counterparts, each of which shall be an original but all of which shall constitute but one document.

EXECUTED by the undersigned as of the date first above written.

GENERAL PARTNER

LYONDELL REFINING COMPANY LLC

By:	Lyondell Chemical Company, its
sole member

By:	/s/ Morris Gelb
Morris Gelb
Executive Vice President and Chief Operating Officer

LIMITED PARTNERS

LYONDELL REFINING I LLC

By:	Lyondell Chemical Company, its
sole member

By:	/s/ Morris Gelb
Morris Gelb
President

LYONDELL HOUSTON REFINERY INC.

By:	/s/ Morris Gelb
Morris Gelb
President

EXHIBIT A

General Partner	Address	Partnership Interest

Lyondell Refining Company LLC	Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	1.00%

Limited Partners

Lyondell Refining I LLC	Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	57.75%

Lyondell Houston Refinery Inc.	Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	41.25%

EXHIBIT B

	Capital Contribution	Conversion Date Partnership Interests
Former Lyondell LP	784,315,812	48.65

Lyondell GP	162,828,154	10.10

	$947,143,966	58.75%

Former CITGO LP	648,866,453	40.25

Former CITGO GP	16,120,906	1.00

	$664,987,359	41.25%

	$1,612,131,325	100.00%